EXHIBIT 35.1
CERTIFICATION
The undersigned hereby certifies that the undersigned is the duly elected and acting Treasurer of Rochester Gas and Electric Corporation, as servicer (the “Servicer”) under the Recovery Property Servicing Agreement dated as of February 14, 2025 (the “Servicing Agreement”) by and between the Servicer and RG&E Storm Funding, LLC, and further certifies that:
1.A review of the activities of the Servicer and of its performance under the Servicing Agreement during the fiscal year ended December 31, 2025 has been made under the supervision of the undersigned pursuant to Section 3.03 of the Servicing Agreement.
2.To the best of the undersigned’s knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Servicing Agreement in all material respects throughout the fiscal year ended December 31, 2025.

Rochester Gas and Electric Corporation, as Servicer

Date:	March 27, 2026	By:	/s/ Michael G. Panichi
Michael G. Panichi
Treasurer